Fortuna upgrades mill expansion at San Jose from 1,500 to 1,800 tpd

Vancouver, June 18, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F)  is pleased to release a new production plan for the San Jose Mine in Mexico based on the mill’s expansion to be commissioned in the third quarter of this year.

San Jose Mine 1,800 tpd plan highlights:

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Mill expansion to 1,800 tpd on track and scheduled to be commissioned in the third quarter of 2013

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Upgrade to 1,800 tpd does not require additional CAPEX

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Mine will start sourcing fresh ore for 1,500 and 1,800 tpd throughputs in August and November 2013, respectively

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Silver and gold production will increase annually by an average of 500,000 and 4,000 ounces, respectively

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Reserves as of December 2012; 3.3 million tonnes of probable reserves with 20 million ounces of contained silver and 165,700 ounces of contained gold at average grades of 189 g/t Ag and 1.57 g/t Au.  Mineral Reserves reported in Fortuna’s news release dated March 5, 2013.

Jorge A. Ganoza, President and CEO, commented, “Once again we have been able to capture opportunities to source more organic growth for the company.  This new rate of capacity at 1,800 tpd will be achieved without additional capital requirements from the base case of 1,500 tpd.  The project team is on schedule to deliver commissioning in the third quarter of the year.  This planned increase in throughput at San Jose adds to the exiting news of our recent high grade discovery of the Trinidad North zone.”

1,800 tpd Production Plan

The increase in plant processing capacity from 1,500 to 1,800 tpd is the result of capturing opportunities in the selection and acquisition of key equipment without incurring in additional capital costs.  Underground mine development is on schedule for the expansion and production sequencing has enough flexibility to accommodate the additional 300 tpd.  The main access decline is planned to reach the 1200 meter elevation in mid-July, allowing access to production blocks J, E and F, which will support 1,800 tpd.

1,800 tpd San Jose Mine Production Schedule Breakdown

	2013	2014	2015	2016	2017	Total
Milled tonnes (t)	458,150	635,400	635,400	635,400	635,400	2,999,750
Ag grade (g/t)	186	184	183	205	199	192
Au grade (g/t)	1.61	1.56	1.55	1.66	1.60	1.60
Ag production (Moz)	2.4	3.4	3.3	3.7	3.6	16.4
Au production (oz)	20,946	28,427	28,250	30,229	29,147	137,000

Fortuna’s 2011 – 2017 Silver-Gold Consolidated Production Guidance

	2013	2014	2015	2016	2017	Total
Silver (Moz)	4.5	5.4	5.4	5.7	5.7	26.8
Gold (oz)	23,637	31,571	32,218	33,222	31,097	151,744

Qualified Person

Thomas R. Kelly, E.M., Msc. Mining Engineering, Director of the company, is a Qualified Person for Fortuna Silver Mines Inc. as defined by the National Instrument 43-101. Mr. Kelly is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 1696580) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.